UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated December 3, 2007
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated November 2, 2007

•	Press Release dated November 14, 2007

•	Press Release dated November 28, 2007

•	Press Release dated November 28, 2007

•	Press Release dated November 28, 2007

•	Press Release dated November 29, 2007

•	Press Release dated November 29, 2007

•	Press Release dated November 29, 2007

•	Press Release dated November 29, 2007

•	Press Release dated November 29, 2007
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: December 3, 2007	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge to Develop Fort Hills Pipeline System
CALGARY, ALBERTA November 2, 2007 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today that it has entered into an agreement with Fort Hills Energy, L.P. to develop pipeline and terminaling facilities to meet the requirements of Phase 1 and subsequent phases of the Fort Hills oil sands project. Construction of the Fort Hills Project and associated pipeline facilities remains subject to final approvals by the Fort Hills’ partners and various regulatory approvals and permits.
“We are pleased to have been selected by the Fort Hills partners on the strength of our operating and pipeline development experience in the oil sands region,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “The location of the project is an excellent fit with our existing facilities, and the planned execution timing aligns with the completion of our Waupisoo Pipeline and several large regional terminaling projects. The Fort Hills Pipeline project will be one of our largest projects and is expected to contribute continued earnings growth in 2011 and beyond.”
The Fort Hills Project is an integrated oil sands development that includes a mine and bitumen extraction plant 90 kilometres north of Fort McMurray, Alberta, along with an upgrader in Sturgeon County northeast of Edmonton, Alberta.
The preliminary facilities plan for the Fort Hills Pipeline System includes a dedicated pipeline from the mine site north of Fort McMurray to the upgrader site in Sturgeon County, with an initial capacity of 250,000 barrels per day (bpd) of diluted bitumen. The system will also include a diluent pipeline with an initial capacity of 70,000 bpd of diluent, terminaling facilities at the mine site and Sturgeon County upgrader, and interconnecting pipelines linking the upgrader to the Edmonton pipeline hub.
The estimated cost of the pipelines and related facilities is approximately $2 billion with planned in-service dates in mid-2011, subject to finalization of scope and detailed engineering, and regulatory approvals.
Preliminary public consultation and environmental and engineering survey work is underway. Enbridge will be continuing comprehensive public and Aboriginal consultation as the project proceeds.

About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Toll free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge to present at the Scotia Capital Electron Day 2007 “My Renewable Generation” Conference
CALGARY, Alberta, November 14, 2007 — Jim Schultz, Senior Vice President, New Ventures and President, Enbridge Income Fund, will be presenting at the Scotia Capital Electron Day Conference in Toronto on Thursday, November 15, 2007 at 10:50 am. EST.
To listen to the audio webcast of the presentation, visit the Presentations and Calendar page of the Enbridge Inc. website: http://www.enbridge.com/investor/presentations-calendar.php
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
For further information, contact:
Anu Phatak
Enbridge Investor Relations
(403) 231-5942
Email: anu.phatak@enbridge.com

NEWS RELEASE
Incident on Enbridge Pipeline
Calgary, Alberta, November 28, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) reports that at approximately 3:45 CST, November 28, 2007, an explosion and fire occurred on an Enbridge crude oil pipeline approximately three miles southeast of Enbridge’s Clearbrook, Minnesota terminal. The extent of the damage and injuries is not yet confirmed.
All Enbridge pipelines in the vicinity were immediately shut down and isolated and Enbridge emergency crews were dispatched to the site.
Enbridge has notified and is working with the appropriate authorities and emergency officials. The cause of the explosion has not been determined.
There is no estimate at this time on the restart of the lines.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Larry Springer
Media
(713) 821-2253
Email: media@enbridge.com
or
Enbridge Inc.
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Incident on Enbridge Pipeline – Update – Two workers missing
Calgary, Alberta and HOUSTON, November 28, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) and Enbridge Energy Partners, L.P. (NYSE: EEP) report that two Enbridge workers are missing due to an explosion and fire on an Enbridge Energy Partners’ crude oil pipeline approximately three miles southeast of Enbridge’s Clearbrook, Minnesota terminal. The explosion occurred today at approximately 3:45 p.m. CST. Enbridge will work with authorities to notify the families of the missing workers.
All Enbridge pipelines in the vicinity – Lines 1, 2, 3 and 4 – were immediately shut down and isolated and Enbridge emergency crews were dispatched to the site.
Enbridge has notified and is working with the appropriate authorities and emergency officials. The cause of the explosion has not been determined.
There is no estimate at this time on the restart of the lines.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
Enbridge Energy Partners, L.P. owns the U.S. portion of the world’s longest liquid petroleum pipeline and is active in natural gas gathering, treating, processing and transmission. Enbridge Energy Management, L.L.C. (NYSE:EEQ) manages the business and affairs of the Partnership and its sole asset is an approximate 14 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, is the general partner and holds an approximate 15 percent interest in the Partnership.

FOR FURTHER INFORMATION PLEASE CONTACT:
Larry Springer
Media
(713) 821-2253
Email: media@enbridge.com
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Enbridge Energy Partners, L.P.
Investor Relations Contact:
Tracy Barker
(866) EEP INFO
(866) 337-4636
Facsimile: (713) 353-5637
eep@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge confirms fatalities
Calgary, Alberta and HOUSTON, November 28, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) and Enbridge Energy Partners, L.P. (NYSE: EEP) are deeply saddened to report that we have received confirmation of the death of two Enbridge employees in an explosion and fire on an Enbridge Energy Partners’ crude oil pipeline. The explosion occurred at approximately 3:45 p.m. CST, November 28, 2007, approximately three miles southeast of Enbridge’s Clearbrook, Minnesota terminal.
“On behalf of Enbridge, I would like express our deepest sympathy and concern for all those affected by this incident,” said Richard Bird, Executive Vice-President, Liquids Pipelines. “Enbridge staff members are in contact with the families of the victims to offer assistance.”
Enbridge will be working with local agencies on site to provide employees whatever assistance is needed at this very difficult time. Enbridge is also working with federal and state authorities to begin a thorough investigation.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
Enbridge Energy Partners, L.P. owns the U.S. portion of the world’s longest liquid petroleum pipeline and is active in natural gas gathering, treating, processing and transmission. Enbridge Energy Management, L.L.C. (NYSE:EEQ) manages the business and affairs of the Partnership and its sole asset is an approximate 14 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, is the general partner and holds an approximate 15 percent interest in the Partnership.

FOR FURTHER INFORMATION PLEASE CONTACT:
Larry Springer
Media
(713) 821-2253
Email: media@enbridge.com
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Enbridge Energy Partners, L.P.
Investor Relations Contact:
Tracy Barker
(866) EEP INFO
(866) 337-4636
Facsimile: (713) 353-5637
eep@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge Media Conference – 11:00 a.m. CST
Calgary, Alberta and HOUSTON, November 29, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) and Enbridge Energy Partners, L.P. (NYSE: EEP) will hold a media conference this morning at 11 a.m. CST to provide an update on the incident that occurred on an Enbridge Energy Partners’ crude oil pipeline November 28, 2007.
Media can call in to 1-877-873-8018. Please enter passcode: 2189018.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
Enbridge Energy Partners, L.P. owns the U.S. portion of the world’s longest liquid petroleum pipeline and is active in natural gas gathering, treating, processing and transmission. Enbridge Energy Management, L.L.C. (NYSE:EEQ) manages the business and affairs of the Partnership and its sole asset is an approximate 14 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, is the general partner and holds an approximate 15 percent interest in the Partnership.
FOR FURTHER INFORMATION PLEASE CONTACT:
Bill Stephens
Media
(713) 353-6317
Email: media@enbridge.com
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com

Enbridge Energy Partners, L.P.
Investor Relations Contact:
Tracy Barker
(866) EEP INFO
(866) 337-4636
Facsimile: (713) 353-5637
eep@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Incident on Enbridge Pipeline – Update
Calgary, Alberta and HOUSTON, November 29, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) and Enbridge Energy Partners, L.P. (NYSE: EEP) are deeply saddened to confirm the death of two Enbridge employees as a result of an accident that occurred during scheduled maintenance at approximately 3:45 p.m. CST, November 28, 2007, approximately three miles southeast of Enbridge’s Clearbrook, Minnesota terminal.
Enbridge is working with federal and state authorities to conduct a thorough investigation.
We can now confirm that Enbridge Energy Partners’ Line 2, shipping light crude, was restarted at 3:30 a.m. CST and Line 1, shipping light crude and natural gas liquids, was restarted at 4:15 a.m. CST. Line 4, a heavy crude line, remains shut down but is expected to return to service later this morning as it has now been confirmed that it was not damaged as a result of the incident. Line 3, a heavy crude line, which was directly involved in the incident, remains shut down. Based on a preliminary estimate of the repair time it is expected that it may require two to three days to return Line 3 to service.
Enbridge will hold a media conference this morning at 11 a.m. CST to provide an update. Media may call in to 1-877-873-8018. Please enter passcode: 2189018.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
Enbridge Energy Partners, L.P. owns the U.S. portion of the world’s longest liquid petroleum pipeline and is active in natural gas gathering, treating, processing and transmission. Enbridge Energy Management, L.L.C. (NYSE:EEQ) manages the business and affairs of the Partnership and its sole asset is an approximate 14 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, is the general partner and holds an approximate 15 percent interest in the Partnership.

FOR FURTHER INFORMATION PLEASE CONTACT:
Bill Stephens
Media
(713) 353-6317
Email: media@enbridge.com
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Enbridge Energy Partners, L.P.
Investor Relations Contact:
Tracy Barker
(866) EEP INFO
(866) 337-4636
Facsimile: (713) 353-5637
eep@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Second Enbridge Media Conference – 2:00 p.m. CST
Calgary, Alberta and HOUSTON, November 29, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) and Enbridge Energy Partners, L.P. (NYSE: EEP) will hold a second media and analyst conference call and webcast today at 2 p.m. CST to provide a further update on the incident that occurred on an Enbridge Energy Partners’ crude oil pipeline November 28, 2007.
Date:	Thursday, November 29, 2007
Time:	1:00 p.m. Mountain Time / 2:00 p.m. Central Time / 3:00 p.m. Eastern Time
Dial-in: toll-free at 1-866-314-4865 (North America)/ passcode 95199458 (please dial-in 15 minutes prior to call). International callers can dial-in to: 1-617-213-8050.
Conference Call replay information: A replay of the call will be available approximately two hours after the conclusion of the call by dialing 1-888-286-8010. International callers, please call 1-617-801-6888. Passcode for both: 21921042.
Webcast information: To register for the webcast, interested parties are invited to visit www.enbridge.com/investor and follow the webcast registration link under Investor News. The webcast link will be available just prior to the call. A webcast replay will be available approximately two hours after the conclusion of the event. A transcript will be posted to the website within approximately 24 hours.
We apologize for technical difficulties experienced in our earlier conference call. The technology for this second call should significantly improve the quality of the call and media and analysts’ ability to participate.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.

Enbridge Energy Partners, L.P. owns the U.S. portion of the world’s longest liquid petroleum pipeline and is active in natural gas gathering, treating, processing and transmission. Enbridge Energy Management, L.L.C. (NYSE:EEQ) manages the business and affairs of the Partnership and its sole asset is an approximate 14 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, is the general partner and holds an approximate 15 percent interest in the Partnership.
FOR FURTHER INFORMATION PLEASE CONTACT:
Bill Stephens
Media
(713) 353-6317
Email: media@enbridge.com
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Enbridge Energy Partners, L.P.
Investor Relations Contact:
Tracy Barker
(866) EEP INFO
(866) 337-4636
Facsimile: (713) 353-5637
eep@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Incident on Enbridge Pipeline – Update – Line 4 Restarted
Calgary, Alberta and HOUSTON, November 29, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) and Enbridge Energy Partners, L.P. (NYSE: EEP) have confirmed that Enbridge Energy Partners’ Line 4, a heavy crude line, was restarted today at 12:20 p.m. CST. The line was not damaged as a result of the incident that occurred yesterday afternoon on the adjacent Line 3 crude oil pipeline.
Enbridge reported earlier today that Enbridge Energy Partners’ Line 2, shipping light crude, was restarted at 3:30 a.m. CST and Line 1, shipping light crude and natural gas liquids, was restarted at 4:15 a.m. CST. Line 3, which was directly involved in the incident, remains shut down. Based on a preliminary estimate of the repair time it is expected that it may require two to three days to return Line 3 to service. Currently, there are no pressure restrictions on Lines 1, 2 and 4.
Enbridge continues to work with federal and state authorities to conduct a thorough investigation.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
Enbridge Energy Partners, L.P. owns the U.S. portion of the world’s longest liquid petroleum pipeline and is active in natural gas gathering, treating, processing and transmission. Enbridge Energy Management, L.L.C. (NYSE:EEQ) manages the business and affairs of the Partnership and its sole asset is an approximate 14 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, is the general partner and holds an approximate 15 percent interest in the Partnership.

FOR FURTHER INFORMATION PLEASE CONTACT:
Bill Stephens
Media
(713) 353-6317
Email: media@enbridge.com
Jennifer Varey
Media
(403) 508-6563
Email: jennifer.varey@enbridge.com
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Enbridge Energy Partners, L.P.
Investor Relations Contact:
Tracy Barker
(866) EEP INFO
(866) 337-4636
Facsimile: (713) 353-5637
eep@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Statement from Patrick Daniel, President & CEO, Enbridge Inc.
Calgary, Alberta and HOUSTON, November 29, 2007 — Today, Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc., said, “We are deeply saddened by the deaths yesterday of two Enbridge employees as a result of an accident that occurred during scheduled maintenance on an Enbridge Energy Partners’ crude oil pipeline near our company’s Clearbrook, Minnesota Terminal.”
“This is a particularly challenging time for everyone in our organization, and I wish to extend our sincere condolences on behalf of all our employees to the families and friends of Dave Mussati Jr., and Steve Arnovich based in our Superior, Wisconsin pipeline line maintenance crew. Words alone cannot truly convey our sense of loss and sorrow for all those affected by this personal tragedy.”
“Enbridge is working with local agencies to offer counseling and other assistance as needed. We also extend our thanks to local emergency response personnel for their compassion, their support and their diligent efforts to assist those affected by this incident. The company continues to work closely with federal and state authorities to conduct a thorough investigation.”
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
Enbridge Energy Partners, L.P. owns the U.S. portion of the world’s longest liquid petroleum pipeline and is active in natural gas gathering, treating, processing and transmission. Enbridge Energy Management, L.L.C. (NYSE:EEQ) manages the business and affairs of the Partnership and its sole asset is an approximate 14 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, is the general partner and holds an approximate 15 percent interest in the Partnership.

FOR FURTHER INFORMATION PLEASE CONTACT:
Bill Stephens
Media
(713) 353-6317
Email: media@enbridge.com
Jennifer Varey
Media
(403) 508-6563
Email: jennifer.varey@enbridge.com
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Enbridge Energy Partners, L.P.
Investor Relations Contact:
Tracy Barker
(866) EEP INFO
(866) 337-4636
Facsimile: (713) 353-5637
eep@enbridge.com
Website: www.enbridge.com